

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via e-mail</u>
Ms. Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building, 151 Shengli Avenue North
Shijiazhuang, Hebei Province, P.R. China 050041

   RE: **CAM Group, Inc**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed April 15, 2014
      File No. 001-33907

Dear Ms. Ka:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1. We note that you have acquired marketing rights to a network of 16,000 retail stores. Please tell us when you acquired the rights, what consideration you paid, if any, to acquire the rights, and how you have accounted for the rights in your financial statements.

<u>Employees, page 9</u>

2. We note that you share Hebei AMP's existing workforce. Please tell us if there are any cost sharing arrangements in place, or otherwise how you have accounted for personnel costs of shared employees.

Item 1A. Risk Factors, page 9

If we fail to maintain effective internal controls, we may not be able to accurately report ..., page 11

3.   We note your disclosure on page 28 that you have not established effective internal controls. In future Exchange Act reports, please revise this risk factor to discuss this determination and to explain the significant deficiencies identified during your assessment of the effectiveness of your internal control over financial reporting.

Item 7. Management's Discussion and Analysis of Operation, page 15

Revenues - Related Party, page 15

4.   We note that Hebei AMP chose not to renew its advertising contract with you when it expired on December 31, 2013. Please tell us and disclose in future filings if this decision has had, or if you anticipate that it will have, an impact on the marketing rights acquired by you to advertise in the Network stores managed by Hebei AMP.

Consolidated Balance Sheets, page 19

5.   Please revise your presentation to include Non-controlling interest within Total equity.

Consolidated Statements of Changes in Stockholders' Deficits, page 22

6.   Please revise to include Non-controlling interests within the Statement of Changes in Stockholders' Deficit.

Note 2. Summary of Significant Accounting Policies, page 24

Accounts Receivable, page 24

7.   We note that you have a material balance in accounts receivable as of December 31, 2013. Please tell us and disclose in future filings if this amount was 1) recorded net of an allowance for doubtful accounts, and if so, the amount, 2) due from a related party and 3) the specific methodologies used to assess collectability.

Note 8. Income Taxes, page 27

8.   We note that you have a significant income tax payable on your balance sheet and it does not appear that you have made a cash payment for current taxes due in at least two years. Please confirm to us whether or not this is accurate, and if so, the reason that no income tax payments have been paid and whether any interest or penalties have been or are reasonably likely to be assessed. We may have further comment.

Item 9A. Controls and Procedures, page 28

9.   Please advise us of management's current plans, if any, or actions already undertaken, for remediating the material weakness and please include such disclosure in future Exchange Act reports.

Item 10. Directors, Executive Officers, Promoters and Control Persons. . ., page 29

10.   We refer to your Form 8-K filed on January 10, 2014, which disclosed the appointment of two new directors: Renchang Ma and Zhaohui Ma. We cannot locate any disclosure regarding these directors in your Form 10-K. In future Exchange Act reports, please revise this section to include the disclosure required by Item 401 of Regulation S-K for each of your directors and officers. Further, please clarify the business experience of each director and officer, including their principal occupations and employment during the past five years.

11.   In future Exchange Act reports, please revise this section to disclose your definition of independence for determining whether your directors are independent. Refer to Item 407(a) of Regulation S-K.

12.   Please include the signatures of a majority of the board of directors. Please also clarify that Kit Ka is signing in her individual capacity as principal executive officer, principal financial officer, and principal accounting officer, or advise. Refer to General Instruction D of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stock Holder Matters, page 32

13.   In future Exchange Act reports, please revise the table on page 32 to add a column to state the percentage of preferred stock owned by each beneficial owner. Refer to Item 403 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant

cc: Tracy Luo (via e-mail)